

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 5, 2016

Via E-mail
Ruediger Adolf
Chief Executive Officer
Focus Financial Partners Inc.
825 Third Avenue, 27th Floor
New York, NY 10022

> **Re: Focus Financial Partners Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 27, 2016**
> **CIK No. 0001651052**

Dear Mr. Adolf:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

1.   We note your response to comment 17 stating that fee practices vary from partner firm to partner firm and are "often based on a contractual percentage of assets or structured as fixed fees, but hourly fees and other arrangements are also frequently used." Please revise your disclosure, in the MD&A or elsewhere in the prospectus, to explain in greater detail and/or to provide illustrative examples of such fee practices, including any "other arrangements" that are frequently used. Investors must be able to understand how much of your partner firms' revenues may be directly impacted by a decline in the value of managed assets.

2.   We note your response to comment 18 stating that you have provided "enhanced disclosure" regarding the financial metrics which you consider most important to evaluating your business under the heading "How We Evaluate Our Business" in the MD&A. Although you have added disclosure with respect to the nine months ended September 30, 2014 and 2015, it is unclear to us where you have provided an enhanced qualitative and quantitative discussion of the key factors impacting the growth in your wealth management fees for each period presented. Refer to Item 303(a)(3) of Regulation S-K. Please revise to present similar information for each period presented.

You may contact William Schroeder at (202) 551-3294 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: J. Russell McGranahan, Esq.
        Brenda K. Lenahan, Esq.